Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Bilibili Inc., you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was affected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

(1) PROPOSED RE-ELECTION OF RETIRING DIRECTORS;

(2) PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND

SHARE ISSUE MANDATE;

(3) PROPOSED RE-APPOINTMENT OF AUDITOR; AND

(4) NOTICE OF ANNUAL GENERAL MEETING

Capitalized terms used in this cover page shall have the same meanings as those defined in this circular.

A notice convening the AGM to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, on June 30, 2023 at 4:30 p.m. is set out on pages 15 to 19 of this circular. The form of proxy for use at the AGM is also enclosed with this circular. The form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk), the Company (https://ir.bilibili.com/) and the SEC (www.sec.gov).

The Board has fixed the close of business on May 25, 2023 Hong Kong time, as the record date (the “Shares Record Date”) of the Class Y Ordinary Shares and Class Z Ordinary Shares. Holders of record of the Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of the ADSs as of the close of business on May 25, 2023 New York time (the “ADS Record Date”) who wish to exercise their voting rights in respect of the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs. The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on June 28, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on June 21, 2023 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the AGM.

April 27, 2023

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2018 Share Incentive Plan”	the Company’s 2018 share incentive plan adopted in February 2018 as amended from time to time

“ADSs”	American Depositary Shares (each representing one Class Z Ordinary Share)

“AGM”	an annual general meeting of the Company to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, on June 30, 2023 at 4:30 p.m, to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 15 to 19 of this circular, or adjournment thereof.

“Articles of Association”	the eighth amended and restated memorandum of association and articles of association of the Company adopted on June 30, 2022, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Business Day”	a day on which the Stock Exchange is open for the business of dealing in securities

“Class Y Ordinary Shares”	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Y ordinary share is entitled to 10 votes per Share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per Share basis

“Class Z Ordinary Shares”	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class Z ordinary share one vote per Share on any resolution tabled at the Company’s general meeting

“close associate”	has the meaning ascribed to it under the Listing Rules

“Companies Act”	the Companies Act of the Cayman Islands as amended from time to time

“Company”, “we”, “us”, or “our”	Bilibili Inc., a company incorporated in the Cayman Islands on December 23, 2013 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

DEFINITIONS

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company, subsidiaries and consolidated affiliated entities from time to time

“HKD” or “HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKEX”	Hong Kong Exchanges and Clearing Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	April 20, 2023, being the latest practicable date for ascertaining certain information before the publication of this circular

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Nasdaq”	Nasdaq Global Select Market

“RMB”	Renminbi, the lawful currency of the PRC

“SEC”	U.S. Securities and Exchange Commission

“SFC”	Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	the Class Y Ordinary Shares and Class Z Ordinary Shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“Share Issue Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with unissued Class Z Ordinary Shares and/or ADSs of not exceeding 20% of the number of the issued Shares as at the date of passing of such ordinary resolution

“Share Repurchase Mandate”

a general mandate proposed to be granted to the Directors to repurchase Class Z Ordinary Shares and/or ADSs of not exceeding 10% of the number of issued Shares as at the date of passing of such ordinary resolution

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“subsidiary” or “subsidiaries”	has the meaning ascribed to it in the Listing Rules

“substantial shareholder”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended from time to time

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the U.S.

“%”	percent

LETTER FROM THE BOARD

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

Directors	Registered office
Mr. Rui CHEN (Chairman and Chief executive officer)	190 Elgin Avenue
Ms. Ni LI	George Town
Mr. Yi XU	Grand Cayman KY1-9008
Cayman Islands

Independent Directors
Mr. JP GAN	Principal Executive Office of Main Operations
Mr. Eric HE	Building 3, Guozheng Center
Mr. Feng LI	No. 485 Zhengli Road
Mr. Guoqi DING	Yangpu District
Shanghai
People’s Republic of China

Address in Hong Kong
Suite 603, 6/F, Laws Commercial Plaza
788 Cheung Sha Wan Road
Kowloon
Hong Kong

April 27, 2023

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF RETIRING DIRECTORS;

(2) PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND SHARE ISSUE MANDATE;

(3) PROPOSED RE-APPOINTMENT OF AUDITOR;

AND

(4) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide Shareholders with further information on the proposals that will be put forward at the AGM for Shareholders’ approval and the notice of AGM.

LETTER FROM THE BOARD

2.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS

Pursuant to Article 89(g)(i) of the Articles of Association, Ni Li, Yi Xu and Guoqi Ding will retire as Directors by rotation. All of our retiring Directors, being eligible, will offer themselves for re-election at the AGM.

Biographical details of the three Directors mentioned above are set out in Appendix I to this circular.

3.	PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND SHARE ISSUE MANDATE

Overview

At the annual general meeting of the Company held on June 30, 2022, the Directors were given a general mandate to allot, issue and deal with Shares. Such mandate, to the extent not utilised by the date of the AGM, will lapse at the conclusion of the AGM.

Share repurchase mandate

In order to give the Company the flexibility to repurchase Class Z Ordinary Shares and/or ADSs on-market if and when appropriate and in accordance with Rule 10.06(1)(ii) of the Listing Rules, an ordinary resolution will be proposed at the AGM to approve the grant of the Share Repurchase Mandate to the Directors to repurchase Class Z Ordinary Shares and/or ADSs of not exceeding 10% of the number of issued Shares as at the date of passing of such ordinary resolution. As at the Latest Practicable Date, the Company had a total of 410,701,894 issued and outstanding Shares. Subject to the passing of relevant ordinary resolution and assuming that the number of issued Class Z Ordinary Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the maximum number of Class Z Ordinary Shares and/or ADSs which may be repurchased pursuant to the Share Repurchase Mandate as at the date of grant will be 41,070,189 Class Z Ordinary Shares.

The Share Repurchase Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Share Repurchase Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the shareholders in a general meeting, whichever occurs first.

An explanatory statement required by the Listing Rules to be sent to all Shareholders in connection with the Share Repurchase Mandate is set out in Appendix II to this circular.

Share issue mandate

In order to give the Company the flexibility to issue Class Z Ordinary Shares and/or ADSs if and when appropriate and in accordance with Rule 13.36 of the Listing Rules, an ordinary resolution will be proposed at the AGM to approve the granting of a share issue mandate to the Directors to issue, allot or deal with unissued Class Z Ordinary Shares and/or ADSs not exceeding 20% of the total number of issued Shares as at the date of passing of such ordinary resolution. As at the Latest Practicable Date, the Company had a total of 410,701,894 issued and outstanding Shares. Subject to the passing of the relevant ordinary resolution and assuming that the number of issued Class Z Ordinary Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the Directors will be authorized to issue a maximum of 82,140,378 Class Z Ordinary Shares under the Share Issue Mandate.

LETTER FROM THE BOARD

The Share Issue Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Share Issue Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the shareholders in a general meeting, whichever occurs first.

4.	PROPOSED RE-APPOINTMENT OF AUDITOR

The Board proposes to re-appoint PricewaterhouseCoopers as the independent auditor of the Company for the year ending December 31, 2023 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed to authorize the Board to fix the auditor’s remuneration for the ensuing year. PricewaterhouseCoopers have indicated their willingness to be re- appointed as auditor of the Company for the said period.

5.	THE AGM AND PROXY ARRANGEMENT

The notice of the AGM is set out in this circular. The form of proxy for use at the AGM is also enclosed with this circular. The form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk), the Company (https://ir.bilibili.com/) and the SEC (www.sec.gov).

The Board has fixed the close of business on May 25, 2023 Hong Kong time, as the record date (the “Shares Record Date”) of our Class Y Ordinary Shares and Class Z Ordinary Shares. Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of ADSs as of the close of business on May 25, 2023 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 4:30 p.m, Hong Kong time, on June 28, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m, New York time, on June 21, 2023 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the AGM.

The return of a form of proxy will not preclude the Shareholder from attending and voting in person at the AGM.

6.	VOTING BY POLL

In accordance with Rule 13.39(4) of the Listing Rules, all votes of the Shareholders at the AGM shall be taken by poll and an announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Listing Rules.

LETTER FROM THE BOARD

7.	RECOMMENDATION

The Board considers that the above-mentioned resolutions regarding the proposed re-election of the retiring Directors, the proposed Share Issue Mandate and the Repurchase Mandate and the re-appointment of auditor are in the best interests of the Company and the Shareholders as a whole. Accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

Yours faithfully,
for and on behalf of the Board of
Bilibili Inc.
Rui Chen
Chairman

APPENDIX I     PARTICULARS OF DIRECTORS PROPOSED TO BE RE-ELECTED

The following are the particulars of the retiring Directors proposed to be re-elected at the AGM.

DIRECTORS

1.	Ni Li (李旎)

Ni Li, aged 37, has served as our chief operating officer since November 2014 and vice chairwoman of our board of directors since January 2015. Ms. Li oversees our overall operations and leads the strategic functions including content ecosystem development, monetization initiatives, strategic planning, investments and brand marketing. In the past two years, Ms. Li has built a strong business and operational team. Under her leadership, the team successfully expanded revenue streams while significantly enhancing Bilibili’s brand awareness. Starting from 2021, Ms. Li also chairs our Environmental, Social and Governance Committee. Ms. Li has served as a non-executive director of Huanxi Media Group Limited (HKEX: 1003) since September 2020. Prior to joining us, Ms. Li was in charge of human resources operations at Cheetah Mobile (NYSE: CMCM) from 2013 to 2014. Previously, Ms. Li founded Goalcareer, a consulting firm serving Fortune 500 companies and startups with a focus in the semiconductor, telecommunication and internet sectors, and worked as its chief executive officer from 2008 to 2012. Ms. Li received her bachelor’s degree in law from Lingnan Normal University in 2008.

2.	Yi Xu (徐逸)

Yi Xu, aged 33, has served as our director and president since December 2013. Mr. Xu has guided the technological development of our company and played an instrumental role in developing various ground- breaking interactive features such as bullet chatting. Throughout the years, Mr. Xu has sought innovative ways to refine, and add new functions to, bullet chatting, which remains one of the most significant interactive features on our online platform. He has also contributed to constant design improvements of the user interface of our online platform. Mr. Xu has also been an opinion leader in our online communities since our inception and led the prosperity of community culture among users, thereby strengthening a strong sense of belonging among users and fostering a vibrant “Bilibili” community. Mr. Xu received his associate degree from Beijing University of Posts and Telecommunications in 2010.

INDEPENDENT DIRECTOR

3.	Guoqi Ding (丁國其)

Guoqi Ding, aged 53, has served as our director since May 2020. Since 2019, Mr. Guoqi Ding has served as chairman of the board of Zhiqin Management Consulting Ltd., a China-based consulting service provider, and an independent director on the board of Dian Diagnostics Group Co., Ltd., (SHE: 300244) a China-based medical diagnosis outsourcing service provider listed on Shenzhen Stock Exchange since 2017. Between 2004 and 2017, Mr. Ding held various positions, including chief financial officer, at Fosun International Limited, one of the largest investment groups in China. Between 2012 and 2017, Mr. Ding also served as a board member of several companies based in China, including Shanghai Forte Land Company Limited, one of China’s largest real estate developers. Mr. Ding received his bachelor’s degree in Finance and Economics from Shanghai University of Finance and Economics, and was recognized as an accountant by Ministry of Finance of the People’s Republic of China in 1997.

APPENDIX I     PARTICULARS OF DIRECTORS PROPOSED TO BE RE-ELECTED

Recommendations to the Board for the proposal for re-election of each of Ms. Ni Li, Mr. Yi Xu and Mr. Guoqi Ding, as Directors were made by the Nomination and Corporate Governance Committee in accordance with the nomination criteria, after having considered a range of diversity perspectives including but not limited to gender, age, race, language, cultural background, educational background, industry experience and professional experience as set out in the board diversity policy of the Company. The Nomination and Corporate Governance Committee had also taken into account of the respective contributions of Ms. Ni Li, Mr. Yi Xu and Mr. Guoqi Ding to the Board and their commitment to their roles. In addition, the Board has received the independence confirmation from Mr. Guoqi Ding pursuant to Rule 3.13 of the Listing Rules and is satisfied with his independence.

In view of the above, the Board considers that Mr. Guoqi Ding is independent and that his extensive knowledge and invaluable experience in the finance industry will allow him to contribute to the diversity of the Board and provide expert advice and perspectives on the Company’s business strategy and development.

Ms. Ni Li and Mr. Yi Xu, being the Directors, have entered into service agreements with the Company on October 3, 2022, the date on which the Company’s voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange became effective. The initial term of their respective service agreements commenced from October 3, 2022 and shall continue for a period of three years subject always to re-election as and when required under the Articles of Association, until terminated in accordance with the terms and conditions of the service agreement or by either party giving to the other not less than 30 days’ prior notice in writing.

Mr. Guoqi Ding, being the independent Director has entered into director agreement with the Company on October 3, 2022. The initial term for his appointment letter commenced from October 3, 2022 and shall continue for a period of three years subject always to re-election as and when required under the Articles of Association, until terminated in accordance with the terms and conditions of the appointment letter or by either party giving to the other not less than 30 days’ prior notice in writing.

Save as disclosed above, none of the Directors has or is proposed to have entered into any service agreement or letter of appointment with any member of the Group (excluding agreements expiring or determinable by any member of the Group within one year without payment of compensation other than statutory compensation).

Ms. Ni Li, being the Director is entitled to receive an annual salary and discretionary bonus in a total amount of RMB1.7 million and may also be entitled to share-based compensation subject to the discretion to the Board in her capacity as a Director under her service agreement which is determined by the Board with reference to her duties and responsibilities with the Group, the Company’s remuneration policy and the performance of the Group. Mr. Yi Xu, being the Director, is entitled to receive an annual salary and discretionary bonus in a total amount of RMB1.7 million in his capacity as a Director under his service agreement which is determined by the Board with reference to his duties and responsibilities with the Group, the Company’s remuneration policy and the performance of the Group. Mr. Guoqi Ding, being the independent Director, is entitled to receive the Director’s fee of RMB0.9 million per financial year for his terms of appointment under his appointment letter. Save as disclosed herein, each of Ms. Ni Li, Mr. Yi Xu and Mr. Guoqi Ding are not entitled to any remuneration for the directorships held within the Group other than the Company.

APPENDIX I     PARTICULARS OF DIRECTORS PROPOSED TO BE RE-ELECTED

As of the Latest Practicable Date, Ms. Ni Li had interests or deemed to be interested in 3,908,300 Class Z Ordinary Shares and 7,200,000 Class Y Ordinary Shares and underlying Shares of the Company or its associated corporation (within the meaning of Part XV of the SFO), representing approximately 2.70% of the total Shares in issue; Mr. Yi Xu had interests or deemed to be interested in 196,100 Class Z Ordinary Shares and 27,216,108 Class Y Ordinary Shares and underlying Shares of the Company or its associated corporation (within the meaning of Part XV of the SFO), representing approximately 6.67% of the total Shares in issue; and Mr. Guoqi Ding was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporation (within the meaning of Part XV of the SFO).

Save as disclosed above and immediately preceding the Latest Practicable Date, each of the above Directors had not held any directorships in other listed public companies or any other major appointments and professional qualifications during the past three years, did not hold any other position with the Company or other members of the Group and did not have any other relationships with any of the other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

Save as disclosed above, there are no other matters concerning each of the Directors that need to be brought to the attention of the Shareholders in connection with his re-election and there is no other information that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

APPENDIX II     EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

This appendix serves as an explanatory statement, as required by Rule 10.06(1)(b) of the Listing Rules, to provide information for you to make a reasonably informed decision on whether to vote for or against the ordinary resolution with respect to the Share Repurchase Mandate to be proposed at the AGM.

1.	SHARE CAPITAL

As at the Latest Practicable Date, the Company had a total of 410,701,894 issued and outstanding Shares.

Subject to the passing of the ordinary resolution with respect to the Share Repurchase Mandate to be proposed at the AGM, and on the basis that the Company’s total issued share capital remains unchanged from the Latest Practicable Date to the AGM date, the Directors would be authorized under the Share Repurchase Mandate to repurchase up to 41,070,189 Class Z Ordinary Shares and/or ADSs, representing 10% of the Company’s total issued share capital, during the Share Repurchase Mandate period.

2.	REASONS FOR REPURCHASING SHARES

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Class Z Ordinary Shares and/or ADSs in the market. The repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Class Z Ordinary Share and/or ADS and/or its earnings per Class Z Ordinary Share and/or ADS and will be made only when the Directors believe that such repurchases will benefit the Company and Shareholders.

The Directors have no present intention to cause the Company to repurchase any Class Z Ordinary Shares and/or ADSs and they would exercise the power to repurchase only in circumstances where they consider that the repurchase would be in the best interests of the Company and Shareholders.

3.	FUNDING OF REPURCHASES

Repurchases of Class Z Ordinary Shares and/or ADSs will be funded from the Company’s internal resources, which includes funds legally available for such purposes in accordance with the Articles of Association, the Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

4.	IMPACT OF REPURCHASES

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Company’s annual report for the year ended December 31, 2022) in the event that the Share Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not intend to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital requirements or gearing levels that, in the opinion of the Directors, are from time to time appropriate for the Company.

APPENDIX II     EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Class Z Ordinary Shares and/or ADSs pursuant to the Share Repurchase Mandate, a Shareholder’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiaries, Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, were interested in a total of 83,715,114 Class Y Ordinary Shares, representing a total of 71.91% voting rights in the Company with respect to Shareholders’ resolutions relating to matters other than the Reserved Matters (excluding 4,559,523 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans).

Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their shareholding into Class Z Ordinary Shares, if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class Y Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

APPENDIX II     EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

6.	MARKET PRICES OF SHARES

Set out below are the highest and lowest prices at which the Class Z Ordinary Shares traded on the Stock Exchange during each month during the previous twelve months and until the Latest Practicable Date:

	Share price (per Class Z Ordinary Share)
	Highest	Lowest
	(HK$)	(HK$)
2022 April	251.00	159.30
May	203.20	145.30
June	238.00	175.40
July	219.80	175.40
August	212.60	171.50
September	197.80	115.40
October	136.00	66.10
November	129.90	67.15
December	222.60	128.90

2023 January	228.00	182.20
February	208.80	150.90
March	204.00	142.20
April (up to the Latest Practicable Date)	183.30	160.00

7.	REPURCHASES OF SHARES

The Company announced in March 2022 that its board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. As of March 31, 2023, approximately 2.6 million ADSs had been repurchased for a total cost of US$53.6 million. No repurchases of Class Z Ordinary Shares have been made by the Company during the six months immediately preceding the Latest Practicable Date (whether on the Stock Exchange or otherwise).

8.	GENERAL

None of the Directors, nor, to the best of the Directors’ knowledge having made all reasonable enquiries, any of their close associates (as defined in the Listing Rules), has any present intention, in the event that the Share Repurchase Mandate is approved, to sell any Shares to the Company.

No core connected person (as defined in the Listing Rules) has notified the Company that he/she/it has a present intention to sell Shares to the Company if the Share Repurchase Mandate is exercised or has undertaken not to sell any of the Shares held by them to the Company, in the event that the Company is authorized to make purchases to the Shares.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands (being the jurisdiction of the Company’s incorporation).

APPENDIX III          GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this circular or this circular misleading.

2.	DIRECTORS’ INTERESTS IN ASSETS AND CONTRACTS OF THE GROUP

None of the Directors has, or has had, any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the Group since December 31, 2022, the date to which the latest published audited financial statements of the Group were made up, and none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group subsisting as at the Latest Practicable Date which was significant in relation to the business of the Group taken as a whole.

3.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter, into a service contract with any member of the Group, excluding contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation).

4.	DIRECTORS’ COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors were aware, none of the Directors and their respective associates were to considered to have any interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would be required to be disclosed under Rule 8.10 of the Listing Rules as if each of them were treated as a controlling shareholder.

5.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since December 31, 2022, being the date to which the latest published audited financial statements of the Company were made up.

NOTICE OF ANNUAL GENERAL MEETING

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

NOTICE OF ANNUAL GENERAL MEETING

The attached Notice of Annual General Meeting issued by Bilibili Inc. (the “Company”) serves as the notice of annual general meeting (the “Annual General Meeting”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at https://ir.bilibili.com/.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated April 27, 2023 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The Annual General Meeting will be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, June 30, 2023 at 4:30 p.m. (Beijing time), for the purpose to consider and vote on the following:

1.	ordinary resolution: to receive the audited consolidated financial statements of the Company and the reports of the Directors and auditor of the Company for the year ended December 31, 2022;

2.

ordinary resolution: to re-elect Ni Li to serve as a director until the 2026 annual general meeting of shareholders and until her successor is duly elected and qualified, subject to her earlier resignation or removal;

3.

ordinary resolution: to re-elect Yi Xu to serve as a director until the 2026 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal;

4.

ordinary resolution: to re-elect Guoqi Ding to serve as an independent director until the 2026 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal;

5.	ordinary resolution: to authorize the Board to fix the remuneration of the Directors of the Company;

6.

ordinary resolution: to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2023;

NOTICE OF ANNUAL GENERAL MEETING

7.	ordinary resolution:

(a)

subject to paragraph (c) below, to give a general unconditional mandate to the Directors during the Relev-ant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class Z ordinary shares or securities convertible into Class Z ordinary shares, or options, warrants, or similar rights to subscribe for Class Z ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class Z ordinary shares or securities convertible into Class Z ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class Z ordinary shares) that would or might require the exercise of such powers;

(b)

the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)

the total number of Class Z ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)

the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class Z ordinary shares or rights to acquire Class Z ordinary shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2018 Share Incentive Plan;

(iv)

any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting; shall not exceed 20% of the total number of issued Shares of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

8.	ordinary resolution:

(a)

to give a general unconditional mandate to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

NOTICE OF ANNUAL GENERAL MEETING

9.

ordinary resolution: conditional upon the passing of resolutions 7 and 8 of this notice, to extend the general mandate referred to in the resolution 7 of this notice by the addition to the aggregate number of Shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 8 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution).

SHARES RECORD DATE AND ADS RECORD DATE

The board of Directors of the Company has fixed the close of business on May 25, 2023 Hong Kong time, as the record date (the “Shares Record Date”) of our Class Y ordinary shares with a par value of US$0.0001 each (the “Class Y Ordinary Shares”) and Class Z ordinary shares with a par value of US$0.0001 each (the “Class Z Ordinary Shares”, and together with the Class Y Ordinary Shares, the “Shares”).

Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 25, 2023 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

PROXY FORM AND ADS VOTING CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote in respect of the Class Z Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://ir.bilibili.com.

Holders of record of the Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 4:30 p.m, Hong Kong time, on June 28, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m, New York time, on June 21, 2023 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the AGM.

NOTICE OF ANNUAL GENERAL MEETING

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.bilibili.com, the Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, April 27, 2023

As at the date of this notice, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.